SECURIT[barcode]SSION

06006675

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SEC FILE NUMBER
8- 15608

AB 3/27/06

RECD S.E.C. FEB 28 2006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transatlantic Securities Company, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200

(No. and Street)

Montreal	Quebec - Canada	H3A 3R7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey, CA (514) 847-7638

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton

(Name — *if individual, state last, first, middle name*)

600, rue de la Gauchetière West, Suite 1900, Monteal, Quebec, Canada, H3B 4L8

(Address) (City) (State) (Zip Code)

PROCESSED MAY 19 2006 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NICOLE LEDUC #152 919 COMMISSAIRE À L'ASSERMENTATION TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Robert Dorey
Signature

President/CEO/CFO
Title

Nicole Leduc
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

February 10, 2006

Transatlantic Securities Company, Limited Partnership
1000 Sherbrooke Street West, Suite 2200
Montréal, Québec H3A 3R7

Dear Sirs:

We, Raymond Chabot Grant Thornton LLP, as auditors of Transatlantic Securities Company, Limited Partnership, Transatlantic Securities Limited, Lombard Odier Darier Hentsch Gestion (Canada) Inc., LODH Holding (Canada) Inc. and Lombard Odier Darier Hentsch Trust, hereby confirm that upon completion of our audit as of December 31, 2005 we did not write letters to management regarding controls of any of the above-mentioned company.

Should you require any additional information, please do not hesitate to contact us.

Yours truly,

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Gilles Malette, CA
Partner

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

February 10, 2006

Ms Elanor Sabalbaro
National Association of Securities Dealers Inc.
9509 Key West Avenue
4th floor
Rockville, MD 20850
U.S.A.

Dear Ms Sabalbaro:

Subject: Transatlantic Securities Company, Limited Partnership

We have examined the financial statements of the above-mentioned company ("the company") for the year ended December 31, 2005 and have issued our report thereon dated February 10, 2006. As part of our examination, we made a study and evaluation of the systems of internal accounting control to the extent we considered necessary to evaluate the systems as required by Canadian generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

This study and evaluation included the accounting system. It did not include the study and evaluation of the procedures for safeguarding securities that may be received by Transatlantic Securities Company, Limited Partnership as the company does not handle any securities. However, our study and evaluation included practices and procedures followed by the company in making quarterly examinations, verifications and comparisons, and the recording of differences required by Rule 17a-13 of securities (in transfer, in transit, borrowed, deposited, failed to receive, failed to deliver), which were not in its physical possession. Based on our study and evaluation, nothing has come to our attention that causes us to believe that theses practices and procedures are not followed.

In connection with the study and evaluation of the practices and procedures followed by the company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-5(a), we have discussed these procedures with the officers of the company and have obtained verbal representations that these procedures and calculations, as they are applied to the internally prepared financial statements, are identical to those performed at year end.

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Member of Grant Thornton International

As of December 31, 2005, Transatlantic Securities Company, Limited Partnership is exempt from Rule 15C3-3 under paragraph K-2(a) because the company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under Canadian generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary to express an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our examination of the financial statements made in accordance with Canadian generally accepted auditing standards, including the study and evaluation of the company's system of internal accounting control for the year ended December 31, 2005 that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related date.

However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

Our opinion recognized that it is not practicable in an organization the size of Transatlantic Securities Company, Limited Partnership to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Yours truly,

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

AUDITORS' REPORT

To the United States Securities
and Exchange Commission

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2005 and the statements of earnings, capital and changes in cash resources for the year then ended. Our examination was made in accordance with Canadian generally accepted auditing standards, and accordingly included such tests and other procedures as we considered necessary in the circumstances and we have issued thereon an unqualified opinion on February 10, 2006.

The information contained in supplementary schedules I and II and required by Rule 17a-5 under the Securities Exchange Act of 1934, although not considered necessary for a fair presentation of the results of operations in conformity with Canadian generally accepted accounting principles, is presented for supplementary analysis purposes. Such information in relation to the financial statements has been subjected to the audit procedures applied in the audit of the financial statements and in our opinion, is presented fairly in all material respects, in relation to the financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montreal, Canada
February 10, 2006

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005 **Schedule I**

Net capital		
Total ownership equitystockholder's equity		$ 2,653,955
Substract nonallowable assets		
Securities owned not readily marketable	$ 19,500	
Memberships in exchanges	90,000	
Receivables from affiliates	50,000	
Prepaid expenses	46,097	
Other accounts receivables	42,984	
Deposits with clearing organizations	417,864	666,445
Deductions and/or charges		
Canadian Cash	83,026	
Insurance	9,443	
Canadian government obligations	10,292	102,761
Haircuts on securities		
U.S. and Canadian government obligations		1,715
Net capital		$ 1,883,034
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	26,073	26,073
Accounts payable and accrued liabilities		121,192
Total aggregate indebtedness		$ 147,265
Minimum net capital		$ 100,000
Excess net capital		$ 1,783,034
Ratio - Aggregate indebtedness to net capital		.09 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The difference between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2005 FOCUS report as files, result from an adjustment to record other revenue related to securities business, interest income and other expenses. There is no impact on the net capital.

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2005 **Schedule II**

The Company is exempt form the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Transatlantic Securities Company, Limited Partnership

Financial Statements December 31, 2005

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, L.L.P.
Chartered Accountants

Auditors' Report

To the Partners of
Transatlantic Securities Company,
Limited Partnership

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2005 and the statements of earnings, capital and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada
February 10, 2006

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Member of Grant Thornton International

Transatlantic Securities Company, Limited Partnership
Earnings

Year ended December 31, 2005
(In U.S. dollars)

	2005	2004
	$	$
Income		
Commissions, net	**2,139,228**	2,649,060
Gain on disposal of investments		14,047
Income on transactions	**50,000**	25,000
	2,189,228	2,688,107
Operating expenses		
Brokerage charges	**89,767**	124,709
Telecommunications	**68,085**	60,952
Clearing fees	**60,097**	71,944
General brokerage	**55,181**	45,275
Differences on transactions	**7,976**	15,251
	281,106	318,131
Earnings before other expenses (income)	**1,908,122**	2,369,976
Other expenses (income)		
Administrative expenses	**742,092**	690,422
Professional fees	**87,092**	75,926
Exchange loss (gain)	**14,721**	(114,589)
Lease of Stock Exchange membership	**(86,350)**	(134,750)
Interest income	**(43,505)**	(21,726)
Miscellaneous income	**(9,884)**	(9,222)
	704,166	486,061
Net earnings	**1,203,956**	1,883,915

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Capital
Year ended December 31, 2005
(In U.S. dollars)

	2005			2004
	General Partner	Limited Partner		
	Transatlantic Securities Limited	Lombard Odier Darier Hentsch (Canada), Limited Partnership	Total	Total
	$	$	$	$
Capital investment	50,000	150,000	200,000	200,000
Current accounts				
Balance, beginning of year	5,000	2,608,915	2,613,915	2,185,015
Drawings	(5,000)	(1,358,916)	(1,363,916)	(1,455,015)
		1,249,999	1,249,999	730,000
Net earnings	5,000	1,198,956	1,203,956	1,883,915
Balance, end of year	5,000	2,448,955	2,453,955	2,613,915
Capital, end of year	55,000	2,598,955	2,653,955	2,813,915

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Cash Flows
Year ended December 31, 2005
(In U.S. dollars)

	2005	2004
	$	$
OPERATING ACTIVITIES		
Net earnings	**1,203,956**	1,883,915
Non-cash item		
Changes in working capital items (Note 3)	**(91,292)**	169,032
Cash flows from operating activities	**1,112,664**	2,052,947
INVESTING ACTIVITIES		
Investments and deposits with stock exchanges and clearing organizations and cash flows from investing activities	**(59,066)**	(225,834)
FINANCING ACTIVITIES		
Drawings and cash flows from financing activities	**(1,363,916)**	(1,455,015)
Net increase (decrease) in cash and cash equivalents	**(310,318)**	372,098
Cash and cash equivalents, beginning of year	**2,245,854**	1,873,756
Cash and cash equivalents, end of year	**1,935,536**	2,245,854

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Balance Sheet

December 31, 2005
(In U.S. dollars)

	2005	2004
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**1,935,536**	2,245,854
Receivables from clients, without interest	**27,699**	36,900
Receivables from a company under common control, without interest	**50,000**	25,000
Other accounts receivable and prepaid expenses (Note 4)	**89,081**	41,032
	2,102,316	2,348,786
Stock Exchange membership, at cost (market value $3,550,000; $1,050,000 in 2004) (Notes 5 and 10)	**90,000**	90,000
Investments and deposits with stock exchanges and clearing organizations, at cost (Note 6)	**608,904**	549,838
	2,801,220	2,988,624
LIABILITIES		
Current liabilities		
Payables to brokers, without interest	**26,073**	38,732
Payables to companies under common control, without interest	**57,683**	95,849
Other accounts payable and accrued liabilities	**63,509**	40,128
	147,265	174,709
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**2,453,955**	2,613,915
	2,653,955	2,813,915
	2,801,220	2,988,624

The accompanying notes are an integral part of the financial statements.

On behalf of the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner,

Director

Director

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2005
(In U.S. dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Transatlantic Securities Company, Limited Partnership is a limited partnership which is a member firm of the New York Stock Exchange and which rents its Stock Exchange membership. The Limited Partnership is engaged in the stock brokerage business in Canada and the United States.

2 - ACCOUNTING POLICIES

Financial statements

The financial statements are expressed in United States dollars to facilitate their comprehension by foreign users.

The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from those estimates.

Cash and cash equivalents

The Limited Partnership's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Security transactions

Security transactions are recorded in the accounts on settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting.

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into United States dollars. Under this method, current assets and current liabilities are translated at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average exchange rate for the year. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2005
(In U.S. dollars)

2 - ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

The fair value of the short-term financial assets and liabilities and bonds approximates their carrying amount given that they will mature shortly.

The fair value of shares and warrants is not determinable because these investments are not negotiated on a public market.

3 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2005	2004
	$	$
Receivables from clients	**9,201**	17,677
Receivables from a company under common control	**(25,000)**	23,799
Other accounts receivable and prepaid expenses	**(48,049)**	45,813
Payables to brokers	**(12,659)**	(16,070)
Payables to companies under common control	**(38,166)**	95,849
Other accounts payable and accrued liabilities	**23,381**	1,964
	(91,292)	169,032

Cash flows relating to interest on operating activities are detailed as follows:

	2005	2004
	$	$
Interest received	**41,411**	21,726

4 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2005	2004
	$	$
Taxes receivable and other	**42,983**	31,422
Prepaid expenses	**46,098**	9,610
	89,081	41,032

5 - STOCK EXCHANGE MEMBERSHIP

On July 3, 2005, the Limited Partnership has renewed the lease agreement of its New York Stock Exchange membership maturing on July 2, 2006. The monthly rent is $5,000 ($15,417 in 2004).

6 - INVESTMENTS AND DEPOSITS WITH STOCK EXCHANGES AND CLEARING ORGANIZATIONS

	2005	2004
	$	$
Deposits		
Depository Trust Company	**50,000**	50,000
National Securities Clearing Corporation	**250,000**	200,000
The Canadian Depository for Securities Limited	**117,864**	114,178
	417,864	364,178
Federal government bonds, 3%, maturing in June 2006 (June 2005 in 2004), at cost (a)	**171,540**	166,160
Shares and warrants, at cost		
National Association of Securities Dealers	**19,500**	19,500
	608,904	549,838

(a) Bonds have been deposited with The Canadian Depository for Securities Limited to secure the execution of security transactions.

7 - BANK LOAN

The Limited Partnership has an authorized bank line of credit for an amount equivalent to CA$2,000,000, which can be borrowed in Canadian or its equivalent in U.S. currency at the prime rate of the loan currency, renewable annually. The Limited Partnership can borrow larger amounts of money but needs to make a special request to its financial institution. The securities purchased with the borrowings must be specifically pledged in favor of the bank. As at December 31, 2005, no amount of the bank line of credit was used.

8 - RELATED PARTY TRANSACTIONS

Related parties

The partners of the Limited Partnership are Lombard Odier Darier Hentsch (Canada), Limited Partnership (hereafter LODH Canada) and Transatlantic Securities Limited which is also a subsidiary of LODH Canada. The Limited Partnership is under the same control as Lombard Odier Darier Hentsch Trust Inc., LODH Holding (Canada) Inc., Lombard Odier Darier Hentsch Services Inc. and Lombard Odier Darier Hentsch Management (Canada) Inc.

Transactions during the year

Income arising from transactions with the Lombard Odier Darier Hentsch Group, Geneva is detailed as follows:

	2005	2004
	$	$
Net commissions	**1,811,480**	2,258,192
Income on transactions	**50,000**	25,000
	1,861,480	2,283,192

(In U.S. dollars)

8 - RELATED PARTY TRANSACTIONS (Continued)

In addition, net commissions income of $105,548 ($146,482 in 2004) are arising from Lombard Odier Darier Hentsch Trust Inc.

Included in administrative expenses are amounts totalling $641,839 ($568,881 in 2004) charged by LODH Canada as the share of the Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $64,184 ($56,888 in 2004). In addition, administrative expenses include an amount of $22,590 ($25,308 in 2004) charged by Lombard Odier Darier Hentsch Services Inc. as the share of the Limited Partnership for data processing costs and management fees totalling $3,395 ($3,796 in 2004).

The Limited Partnership charged to LODH Canada its share of financial information and telecommunication with fees in the amount of $85,252 ($79,026 in 2004).

The Limited Partnership incurred professional fees with a law firm, in which one partner is a director of a company under common control, for an amount of $55,733 ($9,568 in 2004).

These transactions, concluded in the normal course of business, are measured at the exchange amount.

9 - GUARANTEES

On November 11, 2003, the Limited Partnership granted two hypothecs valued to $1,000,000,000 each to The Canadian Depository for Securities Limited consisting in one movable hypothec with delivery on all securities held in the Limited Partnership's name and one movable hypothec without delivery on all client securities held through the settlement service of The Canadian Depository for Securities Limited in order to reduce the inherent risk related to the organization's settlement service.

10 - SUBSEQUENT EVENT

On December 6, 2005, the New York Stock Exchange members and the Archipelago Holdings, Inc. shareholders have approved the proposed merger of the two entities. According to the proposed merger agreement, the Limited Partnership chose the cash election, which consists to convert the Stock Exchange membership in $300,000 plus the implied cash value of 80,177 shares of the merged entity, the cash value being equal to the weighted average price of a share of Archipelago Holdings, Inc. during the 10 consecutive trading days ending the day immediately prior to the date of the completion of the merger.